

PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

03 JUL 22 AM 7:21

No.03/DIR/1156

File Number :
82-34694

Jakarta, July 15, 2003

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA



03024735

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Press Release	July 4, 2003
2	Information Disclosure that has to be Announced to Public	July 4, 2003
3	Use of Proceed of Right Issue	July 7, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

dlw 7/22

2. Mrs .....


BUANA INDONESIA

PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh | Pardi Kendy

File Number :
82-34694

Attachment 1/3

Press Release
Jakarta, July 4, 2003

Bank Buana Distributes Bonus Shares and Interim Cash Dividend

The Board of Directors of PT Bank Buana Indonesia Tbk. (Bank Buana) have decided to distribute Bonus Shares, Share Dividend, and Interim Cash Dividend after the successful Right Issue II for 744 million shares with total funds proceed of Rp. 268 billion back on May 2003. Through this Right Issue, International Finance Corporation (IFC) becomes one of the bank's strategic shareholders who holds 250 million shares or 6.72% of total paid up capital.

These Bonus Shares and Shares Dividend would be distributed proportionally among the Shareholders by capitalizing additional paid in capital for approximately Rp. 240 billion and capitalizing Retained Earnings for approximately Rp. 168 billion. Bonus Shares and Share Dividend cumulatively account for Rp. 408 billion. The Bank also plans to distribute an Interim Cash Dividend for Rp. 42.25 billion. For these Corporate Actions, approval from the Shareholders through Extraordinary General Shareholders Meeting (EGM) that would be held on August 2003 is needed. However, an Interim Dividend would be distributed right after the approval of the Indonesian Restructuring Agency (IBRA).

The distribution of Bonus Shares that derive from additional paid in capital is based on par value of Rp. 250.-/share whereas the distribution of Share Dividend from the capitalization of Retained Earnings would be counted based on the bank's share market price in Stock Exchange a day before EGM.

After the realization of these Bonus Shares and Share Dividend, Bank Buana's issued and paid-up capital would increase to Rp. 1,2 trillion. This increase is expected support the business cycle of the bank as a whole in the future, in improving its service to the public especially to the Customers of the Bank.

Public Shareholders or Investors responded well to several Corporate Actions previously done by the bank's management. For a banking institutional like Bank Buana, this indicates the Shareholders would support the Bank's performance in the near future, including the requirement of additional capital for a high yield.

The purpose of these Corporate Actions is not only to improve shareholders value, but also to improve the share trading volume in the Stock Market thus both Domestic and Foreign Investors may use the bank's share as benchmark especially for national banking sector in Indonesia as stated by Jimmy Kurniawan Laihad, President Director of Bank Buana, during his press conference.

File Number :
82-34694

No. 03/DIR/1032

Attachment 2/3

Jakarta, July 4, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Information Disclosure that has to be Announced to Public

Dear Sir,

Pursuant to Bapepam's Rule No. X.K.1 on Information Disclosure that has to be announced to Public, Attachment of the Decision of the Head of Bapepam No. Kep-82/PM/1996 dated January 24, 1996, the management of the Bank with the approval from the Supervisory Board have decided to do the following:

1. Capitalization all additional paid-in capital as of June 30, 2003 for Rp. 240 billion through Bonus Share distribution with the approval from Central Bank and Shareholders of PT Bank Buana Indonesia Tbk. through Extraordinary General Shareholders Meeting that would be held on August 2003.

2. Capitalization of Retained Earnings as of December 2002 for Rp. 168 billion through Share Dividend distribution with the approval from the Central Bank, Indonesian Restructuring Agency (IBRA) and Shareholders of PT Bank Buana Indonesia Tbk. through Extraordinary General Shareholders Meeting.

3. Distribution of Cash Dividend Interim for a total amount of Rp. 42.25 million derives from current year profit (January 1, 2003 - June 30, 2003) with the approval from the Central Bank and IBRA.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh

Eddy Muljanto

File Number : **82-34694**

Attachment 3/3

No.03/DIR/1129

Jakarta, July 7, 2003

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 81/PM/1996 dated on January 17, 1996, which is amended to No: Kep-15/PM/1997 dated on April 30, 1997, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue as follows:

I. Right Issue I

The use of Right Issue I proceed (April 1- June 30, 2003):

No	Information	Total (In Million Rupiah)
1	Balance as of March 31, 2002	30,656.12
2	Use of Proceed (April 1 – June 30, 2003)	15,671.79
3	**Balance as of June 30, 2003**	**14,984.32**

Balace of Rp 14,984.32 million has been allocated for the following usage:

- Branch Office Development : Rp. 402.66 million
- Information Technology Development : Rp 5,795.23 million
- Human Resources Quality Improvement : Rp 8,786.43 million

II. Right Issue II

The use of Right Issue I proceed-June 30, 2003:

No	Information	Total (In Million Rupiah)
1	Funds obtained from Right Issue II (744,494,203 * Rp. 360.-)	268,017.91
2	Emission Expense	7,779.43
3	Net Funds Obtained	260,238.49
4	**Use of Proceed up to June 30, 2003**	**101,432.85**
5	**Balance as of June 30, 2003**	**158,805.64**

Balance……

File Number :
82-34694

Attachment 3/3

Continued Letter No. 03/DIR/1129 dated July 7, 2003

Balance of Rp 158,805.64 million has been allocated for the following usage:

- Medium and long term loan expansion : Rp. 106,757.94 million
- Information Technology Development : Rp. 52,047.70 million

Total balance of Right Issue I and Right Issue II Rp. 173,789.96 million is invested in Marketable Securities.

For reference, attachment of Bapepam's Rule No. X.K.4 is enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh   Pardi Kendy

FORM NUMBER : X.K.4

File Number :
82-34694

Attachment
Rule Number X.K.4

Attachment 3/3

Use of Proceeds of Right Issue I - 2002

Name of Issuer **PT Bank Buana Indonesia Tbk.**
Line of Business **Public National Bank**
Telephone **(021) 633-0585; 6386 - 5927**
Facsimile **(021) 631-2340**

(In Million Rupiah)

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
						Branch Office	Technology				Branch Office	Technology				
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
						(5%)	(5%)		(90%)							
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
						(20%)	(20%)	(10%)	(50%)							
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : October 1, 2002 - December, 31 2002 :											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
Period : Januari 1, 2003 - Maret 31, 2003											7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
Period : April 1 - June 30, 2003											11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
							(20%)		(20%)							
III	Right Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		52,047.70		208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
Total																**173,789.96**

Jakarta, July 7, 2003
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh Pardi Kendy